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                                                               EXHIBIT (a)(5)(C)

                                                                        Contact:

                                                        William R. (Todd) Fowler
                                                                  (800) 988-4304


                    SECURITY CAPITAL ANNOUNCES TENDER OFFER TO
                  REPURCHASE UP TO $200 MILLION OF ITS SHARES

CHICAGO (March 19, 2001) - Security Capital Group Incorporated (NYSE: SCZ) announced today that its Board of Directors approved the repurchase of up to 9,302,326 shares of its Class B Common Stock, through a Dutch auction self-tender offer. The tender offer will commence today, Monday, March 19, 2001, and will expire at 12:00 Midnight, New York City Time, Tuesday, April 17, 2001. The tender offer price will range from $18.50 to $21.50 per share, or a total of $172 million to $200 million, if the maximum number of shares is repurchased. The closing price of the company's Class B Common Stock on Friday, March 16, 2001, was $19.81 per share.

Security Capital will finance the offer from available cash and borrowings on its $470 million line of credit, which currently has no outstanding balance. If the number of shares tendered is greater than the number sought, the company will select the lowest price within the stated range that will allow it to buy 9,302,326 shares, with purchases to be made on a pro rata basis for shareowners tendering at or below the purchase price. All shares purchased in the tender offer will receive the same price.

"We believe our stock is significantly undervalued and represents an attractive investment opportunity for Security Capital," said C. Ronald Blankenship, Vice Chairman. "Additionally, this tender offer is consistent with our stated strategy of working to eliminate the discount to the underlying value of the company's assets."

The modified Dutch auction tender procedure allows stockholders to select the price within the specified range at which each stockholder is willing to sell all or a portion of their shares to Security Capital. Based on the number of shares tendered and the prices specified by the tendering stockholders, Security Capital will determine the single per share price within the range that will allow it to buy 9,302,326 of its Class B shares (or such lesser number of shares that are properly tendered). The offer will not be contingent upon any minimum number of shares being tendered. All of the shares that are properly tendered at prices at or below the purchase price determined by Security Capital (and not properly withdrawn) will be purchased at such purchase price, net to the seller in cash without interest, promptly after the expiration of the tender offer, subject to possible proration and provisions relating to the tender of "odd lots". All other shares that have been tendered and not purchased will be promptly returned to the tendering stockholder.

The tender offer is being made only for Security Capital's Class B Common Stock. Holders of shares of Security Capital's Class A Common Stock and holders of Security
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Capital's 6.5% Convertible Subordinated Debentures due 2016 will only be able to participate in the tender offer by converting their Class A Common Stock and Convertible Debentures, respectively, into shares of Class B Common Stock and tendering those shares in the tender offer, subject to possible proration. Those who elect to convert and tender may convert conditionally upon acceptance of the Class B Common Stock in the tender offer so that the conversion of the shares of Class A Common Stock or Convertible Debentures will only be effective to the extent the shares of Class B Common Stock issuable on conversion are accepted in the tender offer.

Morgan Stanley Dean Witter is acting as dealer manager for the tender offer.

Security Capital is a leading international real estate operating and investment management company. The company's strategy is to own all or a high percentage of a few real estate businesses that function as private operating divisions and to
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eliminate the discount to the underlying value of its assets. Security Capital currently has ownership positions in 13 real estate businesses. The company plans to reposition or sell its investment in several of these businesses and focus its capital in those that hold one of the top two market positions in their specific niche and are able to create measurable brand value, as well as generate significant income from services and managed capital. Security Capital will build on the operating strengths of the remaining private divisions to achieve superior sustainable financial results. The principal offices of Security Capital and its directly owned affiliates are in Atlanta, Brussels, Chicago, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

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This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company's common stock. The solicitation of offers to buy the company's common stock will only be made pursuant to the offer to purchase and related materials that the company will be sending out to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions to the offer. Stockholders will be able to obtain the offer to purchase and related materials for free at the SEC's website at www.sec.gov or from our information agent, Georgeson Shareholder Communications, Inc. at 17 State Street, 10th Floor, New York, New York, 10001,
Telephone: (212) 440-9800. Stockholders are urged to carefully read those materials prior to making any decisions with respect to the offer.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These statements reflect the current views of Security Capital with respect to future events and are not guarantees of future performance. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Security Capital's reports filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.